Exhibit 17.2
     Gentlemen
          My earlier note obviously reflected a moment of frustration in the course of our discussions during which we attempted to determine a mutually acceptable framework whereby I could join the Company’s management team. These discussions evolved over a period of time and our efforts to structure that framework proved more complicated than we anticipated. Upon reflection, I do want to express my appreciation to the Board for their collective energies in working toward this objective.
          In this type of real estate market and general economic climate maintaining the status quo is not the preferred course of action. My hope is that the Board and Management use this point in the cycle to expeditiously execute its business plan. On a personal note, you know that I am pursuing several opportunities which will conflict with my role as a Trustee at Brandywine. As such, I think it was prudent of me to resign from the Board so I can focus full attention on this and possibly several other very near term opportunities.
          I wish the Company and management team continued success as you work your way through this challenging market.
Sincerely
Tom